Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among

ORIENT TM PARENT LIMITED,

ORIENT TM MERGER LIMITED

and

TAOMEE HOLDINGS LIMITED

Dated as of December 11, 2015

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2015 (this “Agreement”), among Orient TM Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Orient TM Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Taomee Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as amended, consolidated and revised) (the “CICL”)), the parties hereto will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the special committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Rollover Shareholders have executed and delivered to Parent a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, the Rollover Shareholders will (i) vote their Shares in favor of the approval and authorization of this Agreement, the Plan of Merger and the Transactions and (ii) agree to receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement; and

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Rollover Shareholders and the Sponsor has delivered to the Company limited guaranties of each of the Sponsor, Joy Union Holdings Limited and Charming China Limited (each, a “Guarantor” and collectively, the “Guarantors”), dated as of the date hereof, in favor of the Company to guarantee the discharge of certain payment obligations of Parent under this Agreement (each, a “Guaranty” and collectively, the “Guaranties”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01                             The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the Company shall continue as the surviving company of the Merger (the “Surviving Corporation”) under the laws of the Cayman Islands as a wholly owned subsidiary of Parent and Merger Sub shall be struck off the register of companies in the Cayman Islands and thereupon be dissolved, such that the separate corporate existence of Merger Sub shall cease.

Section 1.02                             Closing; Closing Date. Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Shearman & Sterling, 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong as soon as practicable after, and in any event no later than the seventh (7th) Business Day immediately following, the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03                             Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL.  The Merger shall become effective upon the registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands, or on such other date (being not more than 90 days after the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands) as specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04                             Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the CICL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to all the business, undertakings, properties, assets, rights, privileges, immunities, powers, franchises, mortgages, charges or security interests, and all contracts, debts, liabilities, duties, claims  and obligations of Merger Sub and the Company in accordance with the CICL.

Section 1.05                             Memorandum and Articles of Association of Surviving Corporation. At the Effective Time, in accordance with the Plan of Merger and without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by law or by such memorandum and articles of association; provided, however, that, at the Effective Time (i) all references to the name “Orient TM Merger Limited” in the memorandum and articles of association of the Surviving Corporation shall be amended to “Taomee Holdings Limited” and (ii) references therein to the authorized share capital of the Surviving Corporation shall be amended as necessary to correctly describe the authorized share capital of the Surviving Corporation as approved in the Plan of Merger.

Section 1.06                             Directors and Officers.  The parties hereto shall take all actions necessary so that from and after the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01                             Effect of Merger on Issued Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any Shares or other securities of the Company:

(a)                                 each Share, including the Shares represented by ADSs issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist, in exchange for the right to receive US$0.1884 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner set forth in Section 2.04;

(b)                                 in exchange for the cancellation of the Shares represented by ADSs (other than Excluded Shares represented by ADSs) pursuant to Section 2.01(a), the Depositary, as the registered holder of such Shares, shall be entitled to receive the Per Share Merger Consideration for such Shares.  Each American Depositary Share, representing twenty (20) Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive US$3.767 in cash per ADS without interest (the “Per ADS Merger Consideration”), which shall be distributed by the Depositary to the holders of such ADSs pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)                                  each of the Excluded Shares and ADSs representing the Excluded Shares shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)                                 each of the Dissenting Shares shall be cancelled in accordance with Section 2.03 and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(e)                                  each ordinary share, par value US$0.00002 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.00002 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted.  Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Corporation.  Such ordinary shares of the Surviving Corporation shall be the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02                             Share Incentive Plans; Outstanding Company Equity Awards.

(a)                                 Vesting Acceleration.  Immediately prior to the Effective Time, except as set forth in Section 2.02(a) of the Company Disclosure Schedule, (i) vesting of each Company Equity Award that is not an Underwater Option shall be accelerated by twelve (12) months, and (ii) vesting of each Company Equity Award that is an Underwater Option shall be accelerated as to all of the covered Shares.  A Company Option is an “Underwater Option” if the per Share exercise price of the Company Option is greater than or equal to the Per Share Merger Consideration.

(b)                                 Cash-out of Vested Awards.  At the Effective Time, each Company Equity Award, to the extent vested (including after application of Section 2.02(a)), shall be cancelled and converted into the right to receive from the Surviving Corporation as soon as practicable following the Effective Time (i) for each such Company Equity Award that is a Company Option, an amount in cash determined by multiplying (x) the excess, if any, of the Per Share Merger Consideration over the applicable per Share Exercise Price by (y) the number of Shares such holder could have purchased had such holder exercised such Company Option to the extent vested immediately prior to the Effective Time (for the avoidance of doubt, if the Per Share Merger Consideration is less than or equal to the per Share exercise price of the Company Option, such Company Option shall be cancelled at the Effective Time for no consideration; provided, however, the holder thereof shall be provided notice of such cancellation and an opportunity to exercise the Company Option as to all of the covered Shares), and (ii) for each such Company Equity Award that is not a Company Option, an amount in cash determined by multiplying (x) the Per Share Merger Consideration by (y) the number of Shares as to which such Company Equity Award has vested.

(c)                                  Assumption of Unvested Awards.

(i)               Company Options.  At the Effective Time, each Company Option, to the extent unvested and outstanding, shall be assumed by Parent and converted into an option to purchase that number of ordinary shares of Parent equal to the number of Shares subject to such Company Option multiplied by the Exchange Ratio and rounded down to the nearest whole share, with a per share exercise price determined by dividing the per Share exercise price of such Company Option by the Exchange Ratio and rounding up to the nearest whole cent.  The “Exchange Ratio” is the ratio of the Per Share Merger Consideration divided by the fair market value of one ordinary share of Parent at the Effective Time.  For the avoidance of doubt, the terms and conditions of the Company Option, including vesting conditions, shall otherwise remain unmodified.

(ii)                      Other Awards.  At the Effective Time, each Company Equity Award that is not a Company Option, to the extent unvested and outstanding, shall be assumed by Parent and shall cover that number of ordinary shares of Parent equal to the number of Shares covered thereby multiplied by the Exchange Ratio, rounded down to the nearest whole share.  For the avoidance of doubt, the terms and conditions of the Company Equity Award, including vesting conditions, shall otherwise remain unmodified.

(d)                                 At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.02.  Promptly after the date hereof, the Company shall deliver written notice to each holder of Company Equity Awards informing such holder of the treatment of such Company Equity Awards contemplated by this Agreement.

Section 2.03                             Dissenting Shares.

(a)                                 Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection and a written notice with respect to the Merger pursuant to Section 238(2) and Section 238(5) of the CICL and not withdrawn or lost their dissenter’s rights pursuant to the CICL (whether due to its failure to comply with any procedural requirements of Section 238 of the CICL or otherwise) (the “Dissenting Shareholders”, and such Shares, the “Dissenting Shares”) shall be cancelled and cease to exist following payment of their fair value in accordance with Section 238 of the CICL.  Dissenting Shareholders shall not have any the right to receive the Per Share Merger Consideration, and the Dissenting Shareholders shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the CICL with respect to their Dissenting Shares; provided, however, that all Shares held by former Dissenting Shareholders who shall have effectively withdrawn or lost their dissenter’s rights under the CICL shall cease to be Dissenting Shares and shall be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 2.04.

(b)                                 The Company shall give Parent (i) prompt notice of any notices of objection, notice of dissent or demands for appraisal received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c)                                  In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICL within two (2) days of the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04                             Surrender and Payment, etc.

(a)                                 Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company which shall be reasonably acceptable to the Special Committee (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for the benefit of the holders of the Shares (other than holders of Excluded Shares) and the ADSs (other than holders of ADSs representing Excluded Shares).  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of the Shares (other than holders of Excluded Shares) and the holders of the ADSs (other than holders of ADSs representing Excluded Shares), a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 2.01 and Section 2.03 (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 2.03, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).

(b)                                 Exchange Procedures.  Promptly after the Effective Time (and in any event within five (5) Business Days), Parent shall cause the Paying Agent to mail  to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a) (excluding, for the avoidance of doubt, holders of Excluded Shares or Dissenting Shares): (i) a letter of transmittal in customary form for a Cayman Islands incorporated company listed on the New York Stock Exchange specifying the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than Excluded Shares and Dissenting Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company (upon recommendation of the Special Committee) may reasonably agree; and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)), and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon surrender of, if applicable, any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares (whether such Shares are represented by Share Certificates or are non-certificated Shares represented by book entry (“Uncertificated Shares”)), other than holders of Excluded Shares and Dissenting Shares, shall be entitled to receive in exchange for the cancellation of such Shares a cheque, in the amount equal to (x) the number of Shares (other than Excluded Shares and Dissenting Shares) held by such registered holder multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.  Prior to the Effective Time, Parent and the Company (upon recommendation of the Special Committee) shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of Shares represented by ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per Shares Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs.  Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expense of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs.

(c)                                  Lost Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in exchange for an affidavit of loss in respect of such lost, stolen or destroyed Share Certificate, an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01.

(d)                                 Untraceable Shareholders.  Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time.  A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered.  Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e)                                  Adjustments to Merger Consideration.  The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

(f)                                   Investment of Exchange Fund.  The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation.  Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under ARTICLE II shall be returned to the Surviving Corporation or Parent (as directed by Parent) in accordance with Section 2.05.  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under this ARTICLE II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under this ARTICLE II.

(g)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation.  Any holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares) who has not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Corporation for payment of the cash amount to which such holder is entitled pursuant to this ARTICLE II without interest thereon.

(h)                                 No Liability.  None of the Paying Agent, the Rollover Shareholders, Parent or the Surviving Corporation shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)                                     Withholding Rights.  Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Equity Awards such amounts (and then, only to the extent) as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax Law.  To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, and paid to the applicable Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be. The Parent has no current intent to withhold for any Taxes other than withholding required pursuant to Section 3406 of the Code. In the event that the Parent or the Merger Sub or any Affiliate of either determines that it is required to make a deduction or withholding, pursuant to this Section 2.04(i), other than with respect to the Company Equity Awards and other than withholding for compensatory Taxes attributable to the Company Equity Awards, (x) Parent shall promptly (but in no event later than ten (10) days prior to the Closing Date) notify the Special Committee and the other parties hereto of such determination, including a reasonably detailed explanation of such determination and (y) the parties hereto agree to consult with each other in good faith regarding such determination.

(j)                                    Transfer Taxes.  If any payment pursuant to the Merger is to be made to a person other than the person in whose name the surrendered Share Certificate or Uncertificated Share, as applicable, is registered, a cheque for any cash to be exchanged upon due surrender of such Share Certificate or Uncertificated Share, as applicable, may be issued to such transferee provided (A) the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and (B) the person requesting such payment has paid all transfer and other similar Taxes required by reason of such transfer or has established to the satisfaction of the Parent that such transfer Tax has been paid or is not applicable.

Section 2.05                             No Transfers.  The Per Share Merger Consideration paid in respect of the Shares (including Shares represented by ADSs) upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by Applicable Law.  If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this ARTICLE II.

Section 2.06                             Termination of Deposit Agreements.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the Deposit Agreements in accordance with their respective terms.

Section 2.07                             Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

Section 2.08                             No Further Dividends.  No dividends or other distributions with respect to share capital of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number or any other section of this Agreement to which the relevance of such item is reasonably apparent), or (b) the Company SEC Reports filed or furnished prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed or furnished on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), as an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01                             Organization and Qualification.

(a)                                 Each Group Company, including any Subsidiary of the Company that is formed or acquired after the date of this Agreement, is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except, with respect to any Group Company other than the Company, where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Company Material Adverse Effect.  Each Group Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed and in good standing would not have a Company Material Adverse Effect.

(b)                                 A true and complete list of all Group Companies and other entities in which a Group Company owns any non-controlling equity interest as of the date hereof, together with the jurisdiction of organization of each such Group Company and entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Group Company and entity owned by such Group Company, is set forth in Section 3.01(b) of the Company Disclosure Schedule.  Except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

Section 3.02                             Memorandum and Articles of Association.  The Company has heretofore furnished to Parent a true, complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect.  No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 3.03                             Capitalization.

(a)                                 The authorized share capital of the Company is US$20,000 divided into 1,000,000,000 Shares of a par value of US$0.00002 per share.  As of the date of this Agreement, (i) 711,520,160 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 42,207,780 Shares are held in the treasury of the Company, and (iii) 2,831,820 Shares are reserved for future issuance pursuant to outstanding Company Equity Awards granted pursuant to the Share Incentive Plans.  Except as set forth in this Section 3.03, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)                                 Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Equity Award outstanding as of the date hereof:  (i) the name of the Company Equity Award recipient; (ii) the number of Shares subject to such Company Equity Award; (iii) the exercise or purchase price of such Company Equity Award; (iv) the date on which such Company Equity Award was granted; and (v) the date on which such Company Equity Award expires.  Each grant of Company Equity Award was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied.  Except for the Company Equity Awards as set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Equity Award as a result of the Transactions.

(c)                                  The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Equity Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Equity Awards.

(d)                                 There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other person, other than the acquisition by the Company of its securities in connection with the forfeiture of Company Options or repurchase of unvested Company Restricted Shares, the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, the forfeiture of shares to satisfy tax withholding with respect to any Company Equity Awards or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries.

(e)                                  The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by the relevant Group Company free and clear of all Liens of any nature whatsoever other than Permitted Encumbrances.  Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities.

Section 3.04                             Authority Relative to This Agreement; Fairness.

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL.  The Depositary is obligated pursuant to the Deposit Agreements to vote all Shares represented by ADSs in accordance with the instructions of holders of such corresponding ADSs on the applicable record date for determining the entitlement of holders to give instructions for the exercise of the voting rights pertaining to such Shares.  A true, correct and complete copy of the resolutions of the Company Board authorizing the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions certified by the Secretary of the Company Board has been delivered to Parent; such resolutions are and remain in full force and effect and no action has been taken or proposed to modify, amend or rescind such resolutions in whole or in part in any manner.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)                                 The Company Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement, the Plan of Merger and the Transactions, on the terms and subject to the conditions set forth herein, are in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), (ii) approved and declared advisable this Agreement and the Transactions, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Recommendation”).  The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for authorization and approval.

(c)                                  The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Per Share Merger Consideration to be received by holders of Shares (other than holders of Excluded Shares and Dissenting Shares) and the Per ADS Merger Consideration to be received by holders of ADSs (other than holders of ADSs representing Excluded Shares) are fair, from a financial point of view, to such holders  (other than holders of the Excluded Shares and Dissenting Shares, and ADSs representing Excluded Shares), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 3.05                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Encumbrances) on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and publication of notice of the Merger in the Cayman Islands Government Gazette, and (iv) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.06                             Permits; Compliance with Laws.

(a)                                 Each Group Company is in possession of all franchises, grants, authorizations, licenses (for clarity, excluding licenses for Intellectual Property which are covered in Section 3.13), permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for such Group Company to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.  As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened.  Without limiting the generality of the foregoing, all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) required in respect of each Group Company and its capital structure and operations have been duly completed in accordance with applicable PRC Laws, except as would not have a Company Material Adverse Effect.

(b)                                 No Group Company is in conflict with, or in default, breach or violation of (i) any Law applicable to it (including without limitation, (A) any Laws applicable to its business, and (B) any Laws related to the protection of personal data) or by which any of the share, security, equity interest, property or asset of the Company’s Subsidiaries is bound or affected, or (ii) any Contract or obligation to which it is a party or by which it or any of its share, security, equity interest, property or asset is bound, except as would not have a Company Material Adverse Effect.  No Group Company has received any written notice or communication of any material non-compliance with any applicable Laws that has not been cured.

(c)                                  No Group Company nor, to the Knowledge of the Company, any of its shareholders, directors, officers, employees, agents, consultants or other third parties acting on behalf of any Group Company (a “Company Representative”) has, in the course of its actions for, or on behalf of a Group Company, violated any Anticorruption Laws, nor has any Group Company or any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(i)                         for the purpose of: (A) influencing any act or decision of a Government Official in their official capacity; (B) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (C) securing any improper advantage; (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or (E) assisting a Group Company or any Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or

(ii)                      in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(d)                                 No Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law.  No Group Company or, to the Knowledge of the Company, any Company Representative has received any written notice, request or citation from a competent Governmental Authority for any actual or potential noncompliance with any of the foregoing in this Section 3.06(d).

(e)                                  To the Knowledge of the Company, no officer, director or employee of any Group Company is a Government Official.

(f)                                   No Group Company has established or maintained any fund or assets in which such Group Company has proprietary rights and which have not been recorded in the books and records of the relevant Group Company.

(g)                                  (i) To the Knowledge of the Company, each holder or beneficial owner of Shares and/or Company Equity Awards who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 37 (or its predecessor rules), SAFE Circular 7 (or its predecessor rules) or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company in all material respects, (ii) neither the Company nor, to the Knowledge of the Company, such holder has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations, and (iii) the Company and such holder have made all oral or written filings, registrations, reporting or any other communications required by SAFE or any of its local branches applicable thereto.

(h)                                 No Group Company, nor, to the Knowledge of the Company, any director, officer, employee, representative, agent or Affiliate of any Group Company, (i) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; or (ii) has violated, or operated not in compliance with, any expert restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws.

The provisions of this Section 3.06 do not apply to Tax matters which are addressed in Section 3.14.

Section 3.07                             SEC Filings; Financial Statements.

(a)                                 The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2013 (the “Applicable Date”) (the forms, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”).  The Company SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is required to file any form, report or other document with the SEC.

(b)                                 Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was (or in the case of Company SEC Reports filed on or after the date hereof will be) prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents (or in the case of Company SEC Reports filed on or after the date hereof will fairly present), in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, except as may be noted therein.

(c)                                  No Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, determined, determinable, contingent or otherwise), in each case that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, except for liabilities and obligations (w) incurred in the ordinary course of business consistent with past practice since December 31, 2014, (x) incurred pursuant to this Agreement or in connection with the Transactions, (y) that would not have a Company Material Adverse Effect, or (z) that are disclosed prior to the date of this Agreement in the Company SEC Reports.

(d)                                 Since the Applicable Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, to which any Group Company was a party, that would be required to be disclosed under Item 404 of Regulation S-K.

(e)                                  No Group Company has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act) that would be required to be disclosed under Item 303 of Regulation S-K.

(f)                                   The Company has heretofore made available to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(g)                                  The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since the Applicable Date and all responses to such comment letters filed by or on behalf of the Company.

(h)                                 The Company is in compliance in all material respects with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the audited annual report of the Group Companies filed with the SEC on April 15, 2015, including the notes thereto (the “Annual Report”, and such date, the “Evaluation Date”).  The Company presented in the Annual Report the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.  As used in this Section 3.07(h), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(i)                                     The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP in all material respects.  The Group Companies maintain a system of internal accounting control over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(j)                                    Since the Applicable Date, no Group Company, nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of any Group Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, in written form, regarding the accounting or auditing practices, procedures, methodologies or methods of any Group Company or its internal accounting controls, including any complaint, allegation, assertion or claim that any Group Company has engaged in questionable accounting or auditing practices.  To the Knowledge of the Company, since the Applicable Date, no attorney representing any Group Company, whether or not employed by it, has reported in written form evidence of any violation of securities laws, breach of fiduciary duty or similar violation by any Group Company or any officer, director, employee or agent of any Group Company to the Company Board or any committee thereof or to any director or officer of any Group Company.

(k)                                 To the Knowledge of the Company, no employee of any Group Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law.  To the Knowledge of the Company, no Group Company, nor any officer, employee, contractor, subcontractor or agent of any Group Company, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of any Group Company because of any act of such employee described in 18 U.S.C. § 1514A(a).

(l)                                     The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.08                             Proxy Statement. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the approval of this Agreement and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting or any subject matter which has become false or misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09                             Absence of Certain Changes or Events.  Since January 1, 2015, except as expressly contemplated by this Agreement, (a) each Group Company has conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) no Group Company has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

Section 3.10                             Absence of Litigation.  As of the date hereof, there is no litigation, suit, claim, action, demand, audit, proceeding or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened against any Group Company, or any property or asset of any Group Company, before any Governmental Authority, except as would not have a Company Material Adverse Effect.  As of the date hereof, no Group Company, nor any share, security, equity interest of any Subsidiary of the Company, or any property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not have a Company Material Adverse Effect.  The provisions of this Section 3.10 do not apply to Tax matters which are addressed in Section 3.14.

Section 3.11                             Labor and Employment Matters.

(a)                                 There are no material controversies pending or, to the Knowledge of the Company, threatened between any Group Company and its employees, independent contractors, or other service providers engaged by such Group Company in connection with its business (collectively, “Company Personnel”).  No Group Company is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by it, there are no labor unions, works councils or other organizations representing or, to the Knowledge of the Company, purporting to represent any Group Company employees, nor, to the Knowledge of the Company, are there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to employees of any Group Company.  There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Group Company before any Governmental Authority.  There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the Knowledge of the Company, the threat thereof, by or with respect to any Group Company employees, nor has there been any such occurrence during the past three (3) years.

(b)                                 (i) Each Group Company is in compliance in all material respects with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment.  There is no claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or, to the Knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company that would reasonably be expected to result in material liability to the Company.  No Group Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged as service providers by it with respect to their labor or employment practices.  There is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the Knowledge of the Company, threatened with respect to any Group Company that would reasonably be expected to result in material liability to the Company.  There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which is now pending or, to the Knowledge of the Company, threatened before any Governmental Authority in any jurisdiction in which any Group Company has employed or currently employs any person that would reasonably be expected to result in material liability to the Company.

(c)                                  Section 3.11(c) of the Company Disclosure Schedule lists the name, place of employment, the current annual salary rates, annual bonus opportunity, the date of employment and job title of, each current salaried employee, officer, and director of any Group Company whose annual cash compensation exceeded (or in 2015 is expected to exceed) US$150,000.

(d)                                 The Company has made available to Parent (i) correct and complete copies of each Company Employee Plan and each Company Employee Agreement including all amendments thereto and all related trust documents (provided that for Company Employee Agreements that are standard form agreements, the form, rather than each individual agreement, has been provided to Parent, with the exception that any Company Employee Agreement that deviates materially from the form has been separately provided to Parent), (ii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, and, (iii) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts.

(e)                                  Each Company Employee Plan and each Company Employee Agreement is operated and administered in all material respects in compliance with the provisions thereof and all applicable legal requirements.  There are no claims or legal proceedings pending, or, to the Knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan that would reasonably be expected to result in material liability to the Company (other than routine claims for benefits in the ordinary course of business).

(f)                                   Except as specifically provided in this Agreement regarding the Company Equity Awards, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Employee Plans or Company Employee Agreements; (ii) increase any benefits otherwise payable under any of the Company Employee Plans or Company Employee Agreements; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(g)                                  No Company Employee Plan has been in the past six (6) years or is subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended.

(h)                                 Other than the Company Employee Agreements and Company Employee Plans, there are no other plans or agreements that provide for severance payments or any payments triggered, all or in part, by the Transactions.

Section 3.12                             Real Property; Title to Assets.

(a)                                 Section 3.12(a) of the Company Disclosure Schedule sets forth the address and description of each Owned Real Property, including, without limitation, the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for each Owned Real Property.  With respect to each Owned Real Property, except as would not have a Company Material Adverse Effect: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.  No Group Company is a party to any Contract, agreement or option to purchase any material real property or interest therein.

(b)                                 Section 3.12(b) of the Company Disclosure Schedule sets forth the address of each Leased Real Property as of the date hereof, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease).  The Company has made available to Parent a true and complete copy of each such Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease.  Except as set forth in Section 3.12(b) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the Knowledge of the Company, there are no disputes with respect to such Lease, and (iii) neither any Group Company nor, to the Knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(c)                                  Except as would not have a Company Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens and encumbrances, except Permitted Encumbrances

Section 3.13                             Intellectual Property.  Except as set forth in Section 3.13 of the Company Disclosure Schedule,

(a)                                 the Group Companies either own or have the right or license to use all Intellectual Property that is material to the businesses of the Group Companies taken as a whole as conducted as of the date hereof;

(b)                                 the conduct of the businesses of the Group Companies taken as a whole as conducted as of the date hereof, does not infringe upon or misappropriate the Intellectual Property rights of any third party;

(c)                                  no claim has been asserted to any Group Company or threatened in writing against any Group Company that the conduct of the business of any Group Company as conducted as of the date hereof infringes upon or may infringe upon or misappropriates the Intellectual Property Rights of any third party;

(d)                                 with respect to Intellectual Property that is owned by the Group Companies (“Company Owned Intellectual Property”), the Group Companies own the right, title and interest in and to such Company Owned Intellectual Property which enables the Group Companies to use such Company Owned Intellectual Property in the businesses of the Group Companies taken as a whole in the manner being conducted as of the date hereof;

(e)                                  the Company Owned Intellectual Property is subsisting, valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and, to the Knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property;

(f)                                   with respect to Intellectual Property that is licensed to any Group Company by a third party (“Company Licensed Intellectual Property”), the Group Companies have the right or license to use such Company Licensed Intellectual Property in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property;

(g)                                  each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the Knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder;

(h)                                 all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws are valid and in full force and effect and all maintenance or other fees necessary to maintain their validity or effectiveness that are due and payable have been paid except as would not be material to the businesses of the Group Companies taken as a whole;

(i)                                     there are no pending Actions or Actions threatened in writing by any person alleging the validity, enforceability, ownership of or the right to use any Company Owned Intellectual Property or any Company Licensed Intellectual Property; and

(j)                                    neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any Group Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

Section 3.14                             Taxes.

(a)                                 Each Group Company has (i) timely filed or caused to be duly and timely filed (in each case, taking into account extensions validly obtained) all income Tax Returns and all other material Tax Returns required to be filed by it, and all such Tax Returns are true, accurate and complete in all material respects; (ii) paid all material Taxes due and payable by it required to be shown on Tax Returns that have been filed and (iii) complied with all applicable laws, rules, and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over, except, in each case of clause (ii) and (iii), with respect to amounts as are being contested in good faith by appropriate proceedings and for which adequate provision has been established on the Company’s financial statements in accordance with GAAP.

(b)                                 As of the date of this Agreement, no Tax authority has asserted in writing, or threatened in writing to assert, a material Tax liability in connection with an audit or other administrative or court proceeding involving Taxes of any Group Company that has not been paid or otherwise settled.

(c)                                  No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return.

(d)                                 No jurisdiction in which neither the Company nor any other Group Company files Tax Returns has made a claim in writing within the last three (3) years which has not been resolved that the Company or any other Group Company is or may be liable for material Tax in that jurisdiction.

(e)                                  Neither the Company nor any of its Subsidiaries incorporated outside the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation or has received a claim in writing within the last three (3) years asserting that it is a “resident enterprise” of the PRC.

(f)                                   Except as would not be material, each Group Company organized under the Law of the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities.  Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining applicable Tax exemption, Tax holiday or other preferential Tax treatment was accurate and complete in all material respects.  As of the date of this Agreement, no Group Company has received written notice from an applicable Governmental Authority regarding suspension, revocation or cancellation of any such Tax exemptions, Tax holiday or other preferential Tax treatment.

(g)                                  The prices and terms for the provision of any property or services among the Company and its Subsidiaries are arm’s length for purposes of the relevant transfer pricing Laws and have not been determined with a purpose to obtain any reduction in Taxes or other Tax benefit.

The representations and warranties in this Section 3.14 constitute the sole representations and warranties of the Company with respect to Tax matters.

Section 3.15                             No Secured Creditors; Bankruptcy.

(a)                                 No Group Company has any secured creditors holding a fixed or floating security interest.

(b)                                 No Group Company has taken any steps to seek protection pursuant to any bankruptcy law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.

Section 3.16                             Material Contracts.

(a)                                 Subsections (i) through (x) of Section 3.16(a) of the Company Disclosure Schedule list the following types of Contracts, arrangements or understandings to which any Group Company is a party other than any such Contract that is a Company Employee Plan or Company Employee Agreement (such Contracts as are required to be set forth in Section 3.16(a) of the Company Disclosure Schedule being the “Material Contracts”), and none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.16(a) of the Company Disclosure Schedule:

(i)                         each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                      each Contract that is expected, as of the date hereof, by the Company to involve consideration of more than US$500,000, in the aggregate, over the remaining term of such Contract;

(iii)                   all Contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of any Group Company) in excess of US$500,000, other than any such Contracts solely between any Group Companies;

(iv)                  all joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by any Group Company;

(v)                     all Contracts relating to the purchase or sale of any shares or securities of, or other equity interests in, any Group Company other than Company Equity Awards;

(vi)                  all Contracts that limit, or purport to limit, in any material respect, the ability of any Group Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vii)               all Contracts involving any directors, executive officers or shareholders of the Company holding more than 5% of the share capital of the Company, required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(viii)            all Contracts providing for any change of control payment or similar payments to any Third Party in excess of US$500,000; and

(ix)                  all other Contracts, whether or not made in the ordinary course of business, which are material to any Group Company or the conduct of its business, or the absence of which would, individually or in the  aggregate, have a Company Material Adverse Effect.

(b)                                 Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, subject to the Bankruptcy and Equity Exception, and no Group Company is in material breach or violation of, or default under, any Material Contract, (ii) as of the date hereof, no Group Company has received any notice of  cancellation of any Material Contract from the other party; (iii) to the Knowledge of the Company, as of the date hereof, no other party is in material breach or violation of, or default under, any Material Contract; and (iv) as of the date hereof, no Group Company has received any written claim of material default under any such Material Contract and, to the Knowledge of the Company, no fact or event exists that could give rise to any claim of material default under any Material Contract.  The Company has filed with the SEC or furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.17                             Environmental Matters.  Except as would not have a Company Material Adverse Effect, (i) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect; (ii) no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iii) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law; and (iv) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.18                             Insurance.  The Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are, in all material respects, in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies in the PRC (taking into account the cost and availability of such insurance in the PRC), including, but not limited to, directors and officers insurance.  To the Knowledge of the Company, no Group Company will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.  None of the Group Companies have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective existing insurance policies.  None of the Group Companies have been denied any insurance coverage which it has sought or for which it has applied under their respective existing insurance policies.

Section 3.19                             Interested Party Transactions.  None of the members of the management team of the Group Companies or any senior management members who are heavily involved in the daily management of the applicable Group Company, nor any individual in such person’s immediate family (i) has or has had, directly or indirectly, an economic interest in any person that (A) has furnished or sold, or furnishes or sells, services or products that any Group Company furnishes or sells, or proposes to furnish or sell, or (B) is otherwise engaged in business as a competitor of any Group Company; (ii) has or has had, directly or indirectly, an economic interest in any person that purchases from or sells or furnishes to any Group Company any goods or services; (iii) has or has had, directly or indirectly, a beneficial interest in any Contract disclosed in Section 3.16(a) of the Company Disclosure Schedule; (iv) has or has had, directly or indirectly, any material contractual or other arrangement with any Group Company; (v) received any payment or other benefit from any Group Company (except for payments and benefits received in connection with such person’s employment in the ordinary course and in a manner consistent with past practice); (vi) filed or intends to file a cause of action or other claim against any Group Company; or (vii) advanced or owed any material amount to any Group Company; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.19.  No Group Company has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

Section 3.20                             Anti-Takeover Provisions.  The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.  The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.21                             Brokers.  Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22                             No Additional Representations.  Except for the representations and warranties made by the Company in this ARTICLE III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.  Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this ARTICLE III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01                             Corporate Organization.  Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement (a  “Parent Material Adverse Effect”).

Section 4.02                             Memorandum and Articles of Association.  Parent has heretofore furnished to the Company a complete and correct copy of the memorandum and articles of association of Parent and the memorandum and articles of association of Merger Sub, each as amended to date.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect.  None of Parent or Merger Sub is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 4.03                             Capitalization; No Prior Activities.

(a)                                 As of the date hereof, the authorized share capital of Parent consists solely of 1,000,000,000 ordinary shares, par value US$0.00002 per share.  As of the date of this Agreement, one (1) ordinary share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable.

(b)                                 As of the date hereof, the authorized share capital of Merger Sub consists of 1,000,000,000 ordinary shares, par value US$0.00002 per share.  As of the date hereof, one (1) ordinary share is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and is owned by Parent.  All of the issued and outstanding share capital of Merger Sub is owned by Parent.

(c)                                  Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions.  Except for obligations or liabilities incurred in connection with its formation and related to the Transactions (including in connection with arrangement of the Equity Financing), each of Parent and Merger Sub has not incurred and will not, prior to the Effective Time, incur, any obligations or liabilities.

Section 4.04                             Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.05(b)).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.05                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and publication of notice of the Merger in the Cayman Islands Government Gazette, and (iv) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.06                             Financing.

(a)                                 Parent has delivered to the Company true and complete copies of (i) an executed equity commitment letter (the “Equity Commitment Letter”) from Orient Securities Ruide (Shanghai) Investment Management Co., Ltd. (the “Sponsor”), pursuant to which the Sponsor has committed, subject to the terms and conditions therein, to purchase, or cause the purchase of, for cash, equity securities of Parent, up to the aggregate amount set forth therein (the “Equity Financing”), the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions, and (ii) an executed Support Agreement (together with the Equity Commitment Letter, the “Financing Documents”).  The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereto with respect to the provisions therein.  Assuming (i) the Equity Financing is funded in accordance with the Equity Commitment Letter, (ii) the contributions, investments and other transactions contemplated by the Support Agreement are consummated in accordance with the terms of the Support Agreement, and (iii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions, and to pay all related Expenses.

(b)                                 As of the date of this Agreement, each of the Financing Documents, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception).  As of the date of this Agreement, none of the Financing Documents has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 6.07), the obligations and commitments contained in the Financing Documents have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated (other than as permitted by Section 6.07).

(c)                                  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent, Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Financing Documents; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE III.  As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE III, or compliance by the Company with its obligations under this Agreement.  The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms therein.  The parties hereto agree that it shall not be a condition to the Closing for Parent or Merger Sub to obtain the Equity Financing.

Section 4.07                             Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.08                             Guaranties.  Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed Guaranty from each Guarantor with respect to certain matters on the terms specified therein.  Each Guaranty is in full force and effect and is a legal, valid and binding obligation of the Guarantor that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guaranty.

Section 4.09                             Proxy Statement.  None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time it is first mailed to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, neither Parent nor Merger Sub makes representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.10                             Absence of Litigation.  There is no Action pending or, to the Knowledge of Parent and Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11                             Solvency.  Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  Assuming (i) the Company will be solvent (as such term is used under the Law of the Cayman Islands) immediately prior to the Effective Time, (ii) the accuracy of the representations and warranties made by the Company in ARTICLE III, and (iii) the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02, immediately after giving effect to all of the Transactions, including the Equity Financing (and any Alternative Financing, if applicable), the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of Company Equity Awards in accordance with Section 2.02, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Corporation will not be Insolvent as of the Effective Time and immediately after the Effective Time.

Section 4.12                             Ownership of Company Shares.  As of the date hereof, other than as a result of this Agreement and the Support Agreement, none of Parent or Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 4.13                             Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent and Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.14                             Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts.  As of the date hereof, other than the Buyer Group Contracts, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.15                             Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto other than fraud in connection therewith.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01                             Conduct of Business by the Company Pending the Merger.  From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, except as set forth in Section 5.01 of the Company Disclosure Schedule, as required by applicable Law, or as provided in or contemplated by this Agreement, (A) the Company shall use commercially reasonable efforts to conduct the business of Group Companies in the ordinary course in all material respects and use its commercially reasonable efforts, consistent with past practice, to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees, and (B) without limiting the generality of clause (A), except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of the Group Companies to:

(a)                                 amend its memorandum and articles of association or equivalent organizational documents;

(b)                                 (i) split, combine or reclassify any shares in its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any of its direct or indirect wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any share capital or registered capital of the Company or any other Group Company, other than the acquisition by the Company of its securities in connection with the forfeiture of Company Options or repurchase of unvested Company Restricted Shares, the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, the forfeiture of shares to satisfy tax withholding with respect to any Company Equity Awards or the transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries;

(c)                                  issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any share capital or registered capital of the Company or any other Group Company (including any Company Equity Award), other than the issuance of any share capital or registered capital of the Company pursuant to the Company Equity Awards outstanding as of the date hereof, the transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries, or pursuant to existing contracts or commitments;

(d)                                 acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business;

(e)                                  sell, lease or otherwise transfer any of its assets, securities, properties, interests or businesses with a value in excess of US$500,000 in any single transaction or series of related transactions, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business;

(f)                                   make any material loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business or in an amount not in excess of US$500,000 in any single transaction or series of related transactions or between the Group Companies;

(g)                                  incur any indebtedness for borrowed money or guarantees thereof with an amount in excess of US$500,000 in any single transaction or series of related transactions, other than (i) any indebtedness or guarantee incurred in the ordinary course of business or (ii) incurred between the Company and any of its direct or indirect wholly owned Subsidiaries or between any of such direct or indirect wholly owned Subsidiaries;

(h)                                 other than expenditures necessary to maintain existing assets in good repair, authorize or make any commitment with respect to, any capital expenditures which are in excess of US$500,000;

(i)                                     make any material change to the Company’s methods of accounting, except as required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements related thereto;

(j)                                    settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions, in each case other than any settlement (A) in the ordinary course of business or pursuant to existing contracts or commitments, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$500,000, and (C) not involving the admission of any material wrongdoing by the Company or any of its Subsidiaries;

(k)                                 make or change any material Tax election, amend any material Tax return (except as required by applicable Law), enter into any closing agreement with respect to a material amount of Tax, surrender any right to claim a material refund of Taxes, settle or finally resolve any controversy with respect to a material amount of Tax, or change any Tax accounting period for purposes of a material Tax or material method of Tax accounting or Tax accounting period, or take any action outside the ordinary course of business that could reasonably be expected to result in the Company or any of its Subsidiaries being required to include a material item of income in, or exclude a material deduction from, a Tax return for a period beginning after the Closing Date;

(l)                                     except in the ordinary course of business consistent with past practice, enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(m)                             engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(n)                                 fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(o)                                 (A) transfer, sell, assign, mortgage, surrender, encumber, grant any security interest in, divest, cancel, disclaim, abandon, allow to lapse or expire (including by failure to pay required fees but except in the ordinary course of prosecution before Governmental Authority), dedicate to the public, or otherwise dispose of, any Company Owned Intellectual Property, other than cancellation, abandonment, allowing to lapse or expire such Company Owned Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; (B) grant any licenses or other Contracts, in each case, that are material to the business of any Group Company, to any third party except non-exclusive licenses in the ordinary course of business or pursuant to Contracts in effect prior to the date hereof; (C) disclose to or allow to be disclosed to or discovered by any Person any trade secrets material to the business of any Group Company except pursuant to valid and appropriate non-disclosure or license agreements or pursuant to obligations to maintain the security and confidentiality thereof arising by operation of law; or (D) fail to continue to follow and practice the intellectual property, information security, and privacy measures, policies and procedures of the Company or its Subsidiaries in substantially the same manner, consistent with past practice;

(p)                                 except as required by any Share Incentive Plan, Company Employee Plan, or Company Employee Agreement in effect on the date hereof, as required by applicable Law, (A) increase the compensation, bonus, pension, welfare or other benefits of any of its Company Personnel, except in the ordinary course consistent with past practice which increases, payment or awards, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 5%; (B) grant any severance or termination pay, or any retention pay; (C) enter into or amend any employment, consulting or severance agreement or arrangement with any of its present directors, officers, or key employees; or (E) establish, adopt, enter into or amend or terminate any Share Incentive Plan; or

(q)                                 agree, resolve or commit to do any of the foregoing.

Section 5.02                             Conduct of Business by Parent and Merger Sub Pending the Merger.  Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not:  (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.03                             No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations.  Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04                             Actions Taken at Direction of CEO or President. It is agreed that Parent shall not have any right to (a) terminate this Agreement under Section 8.04(a), or (b) claim any damage or seek any other remedy at law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in ARTICLE III or any covenant or agreement of the Company under Section 5.01 to the extent that such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of Mr. Benson Haibing Wang or Mr. Roc Yunpeng Cheng without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01                             Proxy Statement and Schedule 13E-3.

(a)                                 Promptly following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare and cause to be filed a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company, including a notice convening the Shareholders’ Meeting in accordance with the Company’s memorandum and articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”).  Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3.  The Company, Parent and Merger Sub shall use their reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) within fifteen (15) Business Days after the date of this Agreement.  Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3.  Each of the Company, Parent and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.  The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub an opportunity to review and comment on such document or response and (ii) shall consider all comments reasonably proposed by Parent and Merger Sub in good faith.  If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(b)                                 Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 6.04, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 6.02                             Company Shareholders’ Meeting.

(a)                                 The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3, (i) establish a record date for determining shareholders of  the Company entitled to vote at the shareholders’ meeting, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares, including Shares represented by ADSs, as of the record date established for the Shareholders’ Meeting, which meeting the Company shall duly convene and cause to occur as promptly as practicable following the mailing of the Proxy Statement (the “Shareholders’ Meeting”), for the purpose of voting upon authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.  Without the consent of Parent, approval of this Agreement and the Plan of Merger is the only matter (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)                                 Subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement.  Without limiting the generality of the foregoing sentence, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation pursuant to Section 6.04(a), without prejudice to Section 8.04, the Company shall have the right not to submit this Agreement, the Plan of Merger and the Transactions to the holders of the Shares for authorization and approval at the Shareholders’ Meeting. The Company agrees that its obligations pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction.  Subject to Section 6.04(c), the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger and shall use its reasonable best efforts take all other action necessary or advisable to secure the Requisite Company Vote.

(c)                                  Notwithstanding Section 6.02(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) in order to allow reasonable additional time for the filing and mailing of, at the reasonable request of any party hereto, any supplemental or amended disclosure, and such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of the Company prior to the Shareholders’ Meeting, (ii) subject to Section 6.04(a) and without prejudice to Section 8.04, if (A) the Company has received a bona fide written proposal or offer with respect to a Competing Transaction and (B) the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee upon written advice by its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and failure to take such action would violate its fiduciary duties under applicable Law, or (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting.  Subject to Section 6.02(b), if the Shareholders’ Meeting is adjourned, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter (but in any event no later than seven (7) Business Days prior to the Termination Date).

Section 6.03                             Access to Information; Confidentiality.

(a)                                 From the date hereof until the Effective Time and subject to applicable Law and the terms of any Contract to which any Group Company is a party, upon reasonable advance notice from Parent, the Company shall and shall cause its Subsidiaries to (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in their investigation.  Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)                                 Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party (provided that, at the request of Parent, the Company shall use its commercially reasonable efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege which could not be reasonably remedied by use of common interest agreements or other methods to maintain such privilege, or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c)                                  All information provided or made available pursuant to this Section 6.03 shall be kept confidential in accordance with the Confidentiality Agreement.

(d)                                 Notwithstanding anything herein or the provisions of the Confidentiality Agreement, the parties hereto agree that restrictions contained in the Confidentiality Agreement on communications, discussions, negations, arrangements or understandings by and among the parties to the Consortium Agreement, the Financing Sources and any of their respective Affiliates and Representatives shall be inoperative and of no force and effect as of the date hereof.

(e)                                  No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04                             No Solicitation of Transactions.

(a)                                 Until the earlier of the Effective Time and termination of this Agreement pursuant to ARTICLE VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including, without limitation, any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or that in the Company’s good faith judgment could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any person in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction, (iv) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party, or (v) authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries, or any Representative retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) — (a)(iv) of this Section 6.04.  The Company shall notify Parent as promptly as practicable (and in any event within twenty-four (24) hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, regarding a Competing Transaction or that in the Company’s good faith judgment would reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer, and (z) whether the Company has any intention to provide confidential information to such person.  The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations), of the status and terms of any such proposal or offer and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof).  Without limiting the foregoing, the Company shall (A) promptly notify Parent orally and in writing if it determines to initiate actions concerning a proposal, offer, inquiry, contact or request, in each case as permitted by this Section 6.04, and (B) provide Parent with twenty-four (24) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction.  The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.

(b)                                 Notwithstanding anything to the contrary in this Section 6.04, the Company Board may furnish information (including nonpublic information) to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), if the Company Board has (i) determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such proposal or offer constitutes a Superior Proposal, (ii) determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (upon advice by independent legal counsel), that, in light of such proposal, failure to furnish such information or enter into discussions would violate its fiduciary obligations to the Company and its shareholders under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least two (2) Business Days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives.

(c)                                  Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction.  Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee, prior to obtaining the Requisite Company Vote and upon advice by independent legal counsel, that failure to make a Change in the Company Recommendation would violate its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the unanimous recommendation of the Special Committee, recommend a Superior Proposal, but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least five (5) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such third party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04, provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above; and (iii) if Parent does not, within five (5) Business Days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel) to be at least as favorable to the Company’s shareholders as such Superior Proposal.

(d)                                 A “Competing Transaction” means any of the following (other than the Transactions):  (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or operating income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, operating income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; (v) any public solicitation in opposition to approval of this Agreement and the Merger by the Company’s shareholders; or (vi) any other transaction proposed in writing to the Special Committee the consummation of which would reasonably be expected to impede, interfere with, prevent or delay any of the Transactions.

(e)                                  A “Superior Proposal” means an unsolicited, written, bona fide offer made by a Third Party to consummate a Competing Transaction that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after (x) consultation with a financial advisor of internationally recognized reputation and independent legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(c) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than the Rollover Shareholders) than the Merger and accordingly to be in the best interests of the Company and its shareholders (other than the Rollover Shareholders); provided, however, that any such offer shall not be deemed to be a Superior Proposal if (A) the consummation of the transaction contemplated by such offer is conditional upon any due diligence review or investigation of the Company or any of the Subsidiaries by the Third Party, (B) any financing required to consummate the transaction contemplated by such offer is not then fully committed to the Third Party, or (C) the consummation of the transaction contemplated by such offer is conditional upon the obtaining and/or funding of such financing.

(f)                                   Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction) that is not an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05                             Directors’ and Officers’ Indemnification and Insurance.

(a)                                 The indemnification, advancement and exculpation provisions of the indemnification agreements by and among any Group Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b)                                 The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable than those provided under the Company’s current policies, and provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be US$215,000 in the aggregate), and if the cost of such insurance policy exceeds such amount, then the Surviving Corporation shall obtain a policy with the greatest coverage available for such amount.  In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

(c)                                  Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply with all of its obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x)  the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)                                 Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under Section 6.05(c), any Group Company’s organizational and governing documents, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Corporation promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt, and (ii) as soon as necessary after actual receipt to prevent the Surviving Corporation or any of its Subsidiaries from being materially and adversely prejudiced by late notice.  The Surviving Corporation (or a Subsidiary nominated by it) shall have the right to participate in any such Action and, at its option, assume the defense of such Action.  The person seeking indemnification shall have the right, but not the obligation, to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action.  In the event the Surviving Corporation (or a Subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.05(d), neither the Surviving Corporation nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Action.

(e)                                  In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(f)                                   The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise.  The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.  The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(g)                                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06                             Notification of Certain Matters.  Each of the Company and Parent shall promptly notify the other in writing of:

(a)                                 any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)                                 any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)                                  any Actions commenced or, to the Knowledge of the Company or the Knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)                                 if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.07                             Financing.

(a)                                 Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Equity Financing in a timely manner including to (i) maintain in effect the Financing Documents, and (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Financing Documents that are within their respective control, other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under this Agreement.

(b)                                 If any portion of the Equity Financing has become unavailable on the terms and conditions contemplated in the Equity Commitment Letter, (A) Parent shall promptly so notify the Company, and (B) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative financing from the same or alternate sources as promptly as practicable following the occurrence of such event, in an amount sufficient (assuming (i) the Rollover Shares are cancelled without payment of consideration as contemplated by and in accordance with the Support Agreement and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions by Parent) to consummate the Merger and the other Transactions (the “Alternative Financing”), and to enter into new definitive agreements with respect to such Alternative Financing (the “Alternative Financing Documents”) and Parent shall deliver to the Company as promptly as practicable after such execution, a true and complete copy of each such Alternative Financing Document.

(c)                                  Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents or the Alternative Financing Documents without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Equity Financing or (ii) impose new or additional conditions to the Equity Financing or otherwise expand, amend or modify to the Equity Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Documents or the Alternative Financing Documents. Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Sponsor under the Financing Documents or the comparable parties under the Alternative Financing Documents except as expressly contemplated hereby.

(d)                                 Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any breach of any provision of, or termination by any party to, any Financing Document or Alternative Financing Document, or (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened breach or threatened termination by any party to any Financing Document or Alternative Financing Document, and (ii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Equity Financing or any Alternative Financing.

Section 6.08                             Financing Assistance.

(a)                                 Prior to the Closing, the Company shall, and shall use commercially reasonable efforts to cause each of its Subsidiaries to, provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Alternative Financing (provided that such requested cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries), including using reasonable efforts to (i) as promptly as reasonably practicable furnish to Parent and Merger Sub and the Financing Sources all Required Information, (ii) participate in a reasonable number of meetings, presentations, due diligence sessions with the Financing Sources and cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable for the Alternative Financing, (iii) to the extent customary and in accordance with applicable Law, facilitate the providing of guarantees and granting of a security interest (and perfection thereof) in and pledge of collateral and assist in the preparation of, and executing and delivery at the Closing, any definitive documents for the Alternative Financing, including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Alternative Financing, if applicable and as may be reasonably requested by Parent, provided that no such definitive documents in this clause (iii) shall be effective until the Effective Time, (iv) using commercially reasonable efforts to obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent reasonably required by the Financing Sources, (v) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date, and (vi) furnish all documentation and other information required by Governmental Authorities under applicable “know your customer”, anti-money laundering, anti-terrorism, foreign corrupt practices and similar laws, rules and regulations of all applicable jurisdictions related to the Alternative Financing, including the United States, Cayman Islands and PRC, provided that the information provided hereunder shall be subject to the terms of the Confidentiality Agreement. Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 6.08 or otherwise in connection with any Alternative Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof, or (z) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time.

(b)                                 Parent shall promptly, upon the termination of this agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.08 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Alternative Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

(c)                                  The Company shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable laws), all things necessary to ensure, and the Company shall deliver to Parent written evidence, that at the Closing, the aggregate amount of Available Cash shall equal or exceed the RMB equivalent of US$61,000,000.

Section 6.09                             Further Action; Reasonable Best Efforts.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other parties hereto and use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions; provided, that none of the Company, Parent, Merger Sub or any of their Affiliates shall be required to accept any onerous condition or mitigation measure imposed upon it that would materially and adversely affect its interest in the Transaction, including, without limitation, to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any similar action that materially and adversely limits its freedom of action with respect to, or its ability to retain, a material portion of its businesses, services or assets.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)                                 Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Transactions.

Section 6.10                             Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.11                             Participation in Litigation.  Prior to the Effective Time, each of Parent and the Company shall give prompt notice to each other of any Actions commenced or, to its Knowledge, threatened, against it and/or its directors which relate to this Agreement or the Transactions.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without the Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12                             Resignations.  To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company.

Section 6.13                             Public Announcements.  The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent.  Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation pursuant to Section 6.04(c)) and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.14                             Stock Exchange Delisting.  Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE or the SEC to enable the delisting by the Surviving Corporation from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.15                             Takeover Statutes.  If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to lawfully eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Transactions.

Section 6.16                             Fees and Expenses.  Subject to Section 8.06 and except as specifically provided herein, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement, and the Transactions shall be paid by the party incurring such Expenses.

Section 6.17                             No Amendment to Equity Commitment Letter and Guaranties.  Without the Company’s prior written consent, Parent and Merger Sub shall not, and shall cause the Buyer Group Parties not to, amend, modify, withdraw or terminate the Equity Commitment Letter and the Guaranties, except for any amendment, modification, withdrawal or termination that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.18                             Stamp Taxes.  If any stamp or similar transfer Taxes are imposed on the transfer of Shares pursuant to the Merger, the Parent shall pay such Taxes.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)                                 Shareholder Approval.  This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by way of special resolution (as defined in the CICL) by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)                                 No Injunction.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award (an “Order”) which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions.

Section 7.02                             Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                 Representations and Warranties.  (i) Other than the representations and warranties of the Company contained in Section 3.03, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification as to “materiality” (including the word “material”) or Company Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Section 3.03 shall be true and correct in all respects (except for de minimus inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case, interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or Company Material Adverse Effect set forth therein.

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d)                                 Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) through 7.02(c).

Section 7.03                             Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)                                 Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04                             Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01                             Termination by Mutual Consent.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company, acting upon the unanimous recommendation of the Special Committee).

Section 8.02                             Termination by Either the Company or Parent.  This Agreement may be terminated by either the Company (upon the unanimous approval of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)                                 the Merger shall not have been consummated on or before the date falling twelve (12) months from the date of this Agreement (the “Termination Date”), provided that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure to consummate the Merger by such date;

(b)                                 any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order having the effect set forth in Section 7.01(b), provided that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, such Order; or

(c)                                  the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the Company shall not be entitled to terminate this Agreement under this clause if it has breached in any material respect any of its obligations under Section 6.01 or Section 6.04.

Section 8.03                             Termination by the Company.

This Agreement may be terminated by the Company (upon the unanimous recommendation by the Special Committee), if:

(a)                                 the Company Board authorizes (upon the recommendation of the Special Committee) the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with or prior to such termination, the Company pays the Termination Fee payable pursuant to Section 8.06(a); and provided further that the Company shall have complied with the procedure set forth in Section 6.04(c);

(b)                                 a breach or failure of any representation, warranty or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt of written notice by Parent and Merger Sub of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.03(b); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if the Company is then in breach of any representations, warranties or covenants hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03; or

(c)                                  (x) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), (y) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 7.03 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 7.03 and that the Company is ready, willing and able to consummate the Closing, and (z) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date the Closing should have occurred pursuant to Section 1.02.

Section 8.04                             Termination by Parent.

This Agreement may be terminated by Parent, if:

(a)                                 a breach or failure of any representation, warranty or covenant of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured within third (30) days following receipt of written notice by the Company of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.04(a); provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02; or

(b)                                 a Company Triggering Event shall have occurred.

Section 8.05                             Effect of Termination.

In the event of the valid termination of this Agreement pursuant to Article VIII, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; except (a) the terms of Section 6.13, Article VIII and Article IX shall survive any termination of this Agreement and (b) nothing in this Section 8.05 shall relieve any party from liability for any knowing and intentional breach prior to such termination of, or fraud committed prior to the termination in connection with, this Agreement.

Section 8.06                             Fees Following Termination.

(a)                                 The Company will pay, or cause to be paid, to one or more designees of Parent an amount equal to US$4,200,000 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04; (ii) by the Company pursuant to Section 8.03(a); (iii) by the Company or Parent pursuant to Section 8.02(c), if, at the time of such termination, a bona fide Competing Transaction shall have been made known to the Company, or shall have been publicly announced or publicly made known, and not withdrawn; (iv) by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c) and within twelve (12) months after such termination the Company or any of its Subsidiaries enters any definitive agreements in connection with any Competing Transaction or consummates any Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), such payment to be made, in the case of termination pursuant to clauses (i), (ii) and (iii) above , at or prior to the time of such termination and, in the case of termination pursuant to clause (iv) above as promptly as possible (but in any event within two (2) Business Days following the entry by the Company or its Subsidiary into the definitive agreements in connection with the Competing Transaction); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  The parties agree that the Company Termination Fee may be paid in RMB, at the Company’s election, at the middle exchange rate as published by People’s Bank of China at the payment day.

(b)                                 Parent will pay, or cause to be paid, to the Company an amount equal to US$7,100,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(b) or Section 8.03(c), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination.

(c)                                  In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)                                 Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)                                  Notwithstanding anything to the contrary in this Agreement, the Financing Documents or the Guaranties, but subject in all cases to Section 9.07, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses pursuant to Section 8.06(c) and the guarantee of such obligations pursuant to the Guaranties (subject to the terms, conditions and limitations therein), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (A) Parent, Merger Sub, the Sponsor or the Guarantors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or any Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) — (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Financing Documents and the Guaranties) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses pursuant to Section 8.06(c), and in no event shall any of Group Company, the direct or indirect shareholders of the Company or any other person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Financing Documents and the Guaranties), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and Section 8.06(c) or the Guarantors to the extent provided in the Guaranties.  This provision was specifically bargained for and reflected in the Per Share Merger Consideration and Per ADS Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(f)                                   Notwithstanding anything to the contrary in this Agreement, but subject in all cases to Section 9.07, in the event Parent or its designee shall receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses pursuant to Section 8.06(c), the receipt of such Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses pursuant to Section 8.06(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).  Neither the Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses pursuant to Section 8.06(c), and in no event shall any of Parent, Merger Sub or any member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the Parent designee to the extent provided in Section 8.06(a) and Section 8.06(c).  This provision was specifically bargained for and reflected in the Per Share Merger Consideration and Per ADS Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01                             Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that the agreements set forth in ARTICLE I, ARTICLE II, Section 6.05 and this ARTICLE IX shall survive the Effective Time.

Section 9.02                             Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested).  All notices, requests, claims, demands and other communications hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

36/F, Building No. 2, Orient International Financial Plaza

318 South Zhongshan Road

Shanghai 200010

People’s Republic of China

Attention: Li Zhao

Facsimile: +86 21 6332 6705

Email: zhaoli@orientsec.com.cn

with a copy to:

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark, 15 Queen’s Road Central

Hong Kong

Attention:  Stephanie Tang

Facsimile:  + 852 2140 0328

Email: stephanie.tang@shearman.com

if to the Company:

Taomee Holdings Limited

16/F, Building No. A-2,

No. 1528 Gumei Road, Xuhui District

Shanghai 200233

People’s Republic of China

Attention: Sam Lawn

Telephone: +86 21 6128 0056

Facsimile: +86 21 3367 4012

Email: samlawn@taomee.com

with a copy to:

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Hong Kong

Attention: James T. Lidbury

Telephone:  +852 3664 6521

Facsimile: +852 3664 6454

Email: James.Lidbury@ropesgray.com

Section 9.03                             Certain Definitions.

(a)                                 For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including, without limitation, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis in RMB available immediately prior to the Closing in one or more RMB or US dollar denominated bank accounts of the Company or its Subsidiaries, net of issued but uncleared cheques and drafts, in each case free of any Lien.  For the avoidance of doubt, to the extent any such cash of the Company or any of its Subsidiaries is denominated in US dollar, the RMB equivalent of such cash shall be used to calculate Available Cash for purposes of this Agreement, based on the mid-point exchange rate between US dollar and RMB on the fifth Business Day prior to the Closing Date as published by the People’s Bank of China.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands, Hong Kong or the PRC are authorized or required by applicable Law to close.

“Buyer Group Contracts” means (a) the Consortium Agreement; (b) the Support Agreement; (c) the Equity Commitment Letter; and (d) the Guaranties, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means, collectively, the parties to any of the Buyer Group Contracts other than Parent and Merger Sub, or any of their respective Affiliates.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Agreement” means any material management, employment, severance, change in control, transaction bonus, consulting, or other similar material contract between any Group Company and any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries pursuant to which any Group Company has any liability.

“Company Employee Plan” means any plan, program, policy, practice, contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, material fringe benefits or other material employee benefits or remuneration of any kind, whether written or unwritten, that is maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director, officer or independent contractor of any Group Company, or with respect to which any Group Company has or would reasonably be expected to have any liability or obligation (other than any Company Employee Plan mandated by applicable Law to which the sole liability of the Company and its Subsidiaries is to make contributions required by Law, including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Company or its Subsidiaries to a fund of a Governmental Authority with respect to wages of an employee).

“Company Material Adverse Effect” means any fact, event, circumstance, change or effect that, individually or in the aggregate with all other facts, events, circumstances, changes and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects any Group Company), is or would reasonably be expected to (a) be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Group Companies taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that clause (a) shall not include any fact, event, circumstance, change or effect occurring after the date hereof to the extent resulting from (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, changes in interest rates and foreign exchange rates, (v) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (vi) the announcement, pendency or consummation of the Transactions or the identity of Parent or its Affiliates, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor, or other business partner of the Company or the initiation of litigation or other legal proceeding relating to this Agreement or the Transactions, (vii) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or expressly required by this Agreement, ; except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Equity Award” means each Company Option and each Company Restricted Share under the Share Incentive Plans.

“Company Restricted Share” means each restricted share award under the Share Incentive Plans.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation; (ii) the Company Board shall have recommended to the shareholders of the Company a Competing Transaction or shall have entered into any letter of intent, Contract, commitment or similar document with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)); (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (iv) if any Competing Transaction shall have been publicly made, proposed or communicated, the Company Board fails to reaffirm its recommendation in favor of the approval of this Agreement and the approval of the Merger within three (3) Business Days after Parent requests in writing that such recommendation be reaffirmed; or (v) a tender offer or exchange offer for 20% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) within ten (10) Business Days after the commencement of such tender offer or exchange offer; but not, for the avoidance of doubt, including a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such tender offer or exchange offer.

“Confidentiality Agreement” means the confidentiality agreement, dated July 27, 2015, by and among Benson Haibing Wang, Roc Yunpeng Cheng, Orient Securities Ruide (Shanghai) Investment Management Co., Ltd. and the Company.

“Consortium Agreement” means the consortium agreement, dated May 30, 2015, by and among Benson Haibing Wang, Joy Union Holdings Limited, Roc Yunpeng Cheng, Charming China Limited, and Orient Securities Ruide (Shanghai) Investment Management Co., Ltd.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Deposit Agreements” means, collectively, the deposit agreement, dated May 24, 2011, by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder, and the restricted deposit agreement, dated July 17, 2012, by and among the Company, the Depositary and all holders from time to time of restricted ADSs issued thereunder.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) Shares beneficially owned by the Company or held by the Company as treasury shares, and (iii) any Shares held by the Depositary that are reserved (but not yet allocated) by the Company for settlement upon exercise of any Company Equity Awards.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Financing Sources” means the parties to the Financing Documents (other than Parent and Merger Sub) as in effect from time to time and any joinder agreements, indentures, purchase agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective current, former and future Affiliates, officers, directors, agents, partners, members, employees and representatives involved in the financing and their respective successors and assigns.

“Governmental Authority” means (i) any national, federal, state, county, municipal, local, supranational or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, or (ii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clause (i) of this definition.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office, or (iii) any company, business, enterprise or other entity wholly or majority owned or controlled by a Governmental Authority.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means, collectively, (a) patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, brands, corporate names, goodwill, domain names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, software, designs, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets, know-how, database rights and discovers, and (e) rights of privacy, publicity and endorsement, and with respect to (a) — (c) above, the geographical scope for such intellectual property shall include but not be limited to the United States, China, Europe or India.

“Knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.3(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director or officer of such party, in each case, after due inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” shall mean (a) liens for Taxes, assessments and other governmental levies, fees or charges (x) not due and payable, or (y) which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics liens and similar liens for labor, materials or supplies incurred in the ordinary course of business for amounts which are not due and payable or are being contested in good faith by appropriate proceedings, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (e) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions); (f) encumbrances imposed by applicable Law other than as a result of violation of such Law; (g) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (h) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (i) encumbrances securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (j) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (k) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (l) standard survey and title exceptions; (m) any other encumbrances that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect; and (n) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Required Information” means all financial and all other information (including historical financial statements and pro forma financial statements and data) regarding the Company and its Subsidiaries reasonably required or requested by Parent, Merger Sub or the Financing Sources.

“RMB” means the lawful currency of the PRC.

“Rollover Shareholders” means, collectively, Benson Haibing Wang, Joy Union Holdings Limited, Roc Yunpeng Cheng, Charming China Limited, Jason Liqing Zeng and Frontier Technology Holdings Limited.

“Rollover Shares” has the meaning ascribed to in the Support Agreement.

“SAFE” means the State Administration of Foreign Exchange of the PRC.

“SAFE Circular 7” means the Notice Regarding Certain Administrative Measures on the Participation by Domestic Individuals in Stock Option Plans of Offshore Listed Companies issued by SAFE on February 15, 2012 and which became effective as of February 15, 2012.

“SAFE Circular 37” means the Notice on Relevant Issues Relating to Foreign Exchange Administration of Overseas Investments and Financing and Round Trip Investments by Domestic Residents via Special Purpose Companies issued by SAFE on July 14, 2014, and which became effective as of July 14, 2014.

“Shares” means the ordinary shares of the Company, par value US$0.00002 per share.

“Share Incentive Plans” means, collectively, the Company’s 2009 Stock Option Plan, the Company’s 2010 Share Incentive Plan and the Company’s 2012 Share Incentive Plan, and all amendments and modifications thereto.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Subsidiary” or “Subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries, (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries, (iii) of which such party or any subsidiary of such party is a general partner, or (iv) whose assets and financial results are consolidated with the net revenues of such party and are recorded on the books of such party for financial reporting purposes in accordance with the GAAP.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including, without limitation:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including information returns.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.10
ADS	Section 2.01(b)
Agreement	Preamble
Alternative Financing	Section 6.07 (b)
Alternative Financing Documents	Section 6.07 (b)
Annual Report	Section 3.07(h)
Applicable Date	Section 3.07(a)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.13(f)
Company Owned Intellectual Property	Section 3.13(d)
Company Permits	Section 3.06(a)
Company Personnel	Section 3.11(a)
Company Recommendation	Section 3.04(b)
Company Representative	Section 3.06(c)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(d)
Damages	Section 6.05(c)
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.17
Equity Commitment Letter	Section 4.06(a)
Equity Financing	Section 4.06(a)
Evaluation Date	Section 3.07(h)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing Documents	Section 4.06(a)
GAAP	Section 3.07(b)
Guarantor	Recitals
Guaranty	Recitals
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.04(c)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Material Adverse Effect	Section 4.01
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01(a)
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
SAFE Rules and Regulations	Section 3.06(g)
SEC	Section 3.05(b)
Share Certificates	Section 2.04(b)
Shareholders’ Meeting	Section 6.02(a)
Special Committee	Recitals
Sponsor	Section 4.06(a)
Superior Proposal	Section 6.04(e)
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.20
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04                             Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05                             Entire Agreement; Assignment.

This Agreement (including the exhibits and schedules hereto), the Company Disclosure Schedule, the Financing Documents, the Guaranties and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.06                             Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(e) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Equity Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.07                             Specific Performance.

(a)                                 The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any provisions of this Agreement were not performed in accordance with the terms hereof by the parties. Accordingly, subject to Section 9.07(b), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)                                 Notwithstanding the foregoing, the Company shall have the right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Merger Sub to cause the Equity Financing to be funded at any time, but only in the event that each of the following conditions has been satisfied (i) all conditions in Section 7.01 and Section 7.02(other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Equity Financing is funded, then the Closing will occur.

(c)                                  Each party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.  Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.  This Section 9.07 shall not be deemed to alter, amend, supplement or otherwise modify the terms of the Equity Commitment Letter (including the expiration or termination provisions thereof).

Section 9.08                             Governing Law.

This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.  Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any of the above-named courts for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 9.08, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.09                             Waiver of Jury Trial.

Each party hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law any right it may have to trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions contemplated by this Agreement.

Section 9.10                             Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11                             Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12                             Headings.

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13                             Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ORIENT TM PARENT LIMITED

By:	/s/ Hai Feng
Name: Hai Feng
Title: Director

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ORIENT TM MERGER LIMITED

By:	/s/ Hai Feng
Name: Hai Feng
Title: Director

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Sam Lawn
Name: Sam Lawn
Title: CFO

ANNEX A

PLAN OF MERGER